SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We recorded the best load factor of our history

In the international market we registered a load factor of 86.2% in July

São Paulo, August 18, 2011 – (BM&FBOVESPA: TAMM4, NYSE: TAM). Brazilian National Civil Aviation Agency (ANAC) disclosed today the operational data for the month of July 2011.

Domestic market

In the domestic market, we achieved a demand growth (in RPK) of 13.7%, combined with an increase of 10.6% in the supply (in ASKs), compared with July 2010, which led to an increase in the load factor of 2.0 p.p. to 72.9%. Our market share in the domestic market was 40.9%.

Regarding the domestic yield for July, we observed a decrease compared with the previous month, reflecting the seasonality of the month where we had a large number of passengers flying by leisure purposes, price sensitive, and, that are flexible to dates and times of travel. These passengers plan and buy their tickets in advance and in the off peak, when prices are lower, which results in a dilution of the total domestic yield. With this strategy, which is part of our retail project, we stimulate the market and seek to maximize the RASK (revenue per available seat kilometers) since we have already the capacity installed at these periods.

Since the beginning of August, we have seen a recovery in yields, reflecting the rationality of the market, confirming our expectation of a 5% increase in domestic yield for the third quarter of 2011 compared with the previous quarter.

International market

In the international market, compared to the previous month, we saw a rise of 12.3% in demand (in RPK) with a 9.7% increase in supply (in ASK) resulting in an increase of 2.0 p.p. in load factor reaching 86.2%. Our market share among Brazilian carriers in July was 88.0%.

The international demand remained strong and consistent in July which is a month of high season, mainly due to school holidays. To meet the increasing demand during that time, we operated an extra daily flight, round trip, between São Paulo and Orlando, from July 5 to August 1. From August 2nd, the flight became regular, representing the second daily flight between these two destinations.

The international yield in dollar, showed a strong increase from the previous month. This factor, combined with the increase in load factor resulted in the maximization of our unit revenue, RASK, reflecting the success of our strategy.

Tables

Domestic Market	July 2011	July 2010	Var. % YoY	June 2011	Var. % MoM	Jan-Jul 2011	Jan-Jul 2010	Var. % YoY
TAM
ASK (millions) – Supply	4,295	3,885	10.6%	3,884	10.6%	28,332	24,921	13.7%
RPK (millions) – Demand	3,133	2,756	13.7%	2,588	21.1%	19,917	16,490	20.8%
Load Factor	72.9%	70.9%	2.0 p.p.	66.6%	6,3 p.p.	70.3%	66.2%	4.1 p.p.
Market share	40.9%	43.2%	-2.3 p.p.	41.7%	-0,8 p.p.	42.4%	42.5%	-0.1 p.p.

International Market	July 2011	July 2010	Var. % YoY	June 2011	Var. % MoM	Jan-Jul 2011	Jan-Jul 2010	Var. % YoY
TAM
ASK (millions) – Supply	2,514	2,291	9.7%	2,327	8,0%	16,463	14,631	12.5%
RPK (millions) – Demand	2,167	1,930	12.3%	1,853	17,0%	13,443	11,441	17.5%
Load Factor	86.2%	84.2%	2.0 p.p.	79.6%	6,6 p.p.	81.7%	78.2%	3.5 p.p.
Market share	88.0%	86.4%	1.6 p.p.	90.6%	-2,6 p.p.	87.8%	87.8%	0.0 p.p.

About TAM: (www.tam.com.br)
We operate direct flights to 45 destinations in Brazil and 18 in South America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 40.9% in July; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.0% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 15 million tickets via point redemption and is part of the Multiplus network, currently with 8.6 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

Forward-looking statements:
This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)
Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)
Jorge Bonduki Helito (IR Manager)
Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715
Fax: (11) 5582-8149
invest@tam.com.br
www.tam.com.br/ir

Press Agency Contact:
Phone.: (55) (11) 5582-9748/7441/7442/8795
Cel. (55) (11) 8644-0128
tamimprensa@tam.com.br
www.taminforma.com.br

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.